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For Immediate Release

                           AMES TO ACQUIRE HILLS,
               CREATING NATION'S 4TH LARGEST DISCOUNT RETAILER
    -Tender for Equity, Debt Values Hills at Approximately $330 Million-

ROCKY HILL, CT, and CANTON, MA, November 12, 1998 - Ames Department Stores, Inc. (NASDAQ: AMES), the largest discount retailer in the Northeast, and Hills Stores Company (NYSE: HDS) today jointly announced the signing of a definitive agreement in which Ames would acquire Hills in a transaction that values Hills at approximately $330 million, including the assumption of capitalized lease obligations and other debt. The Boards of Directors of both companies have unanimously approved the transaction.

Under the terms of the transaction, Ames will commence a tender offer for all 11.2 million outstanding common shares, including the Series A convertible preferred stock, at a price of $1.50 per share; and a separate tender offer at $550 (including accrued interest) per $1000 principal amount, including a consent fee for the 12 1/2 % Senior Notes due 2003, of which there are $195 million outstanding. Ames will also share with Hills noteholders and stockholders a potential recovery in the form of deferred contingent cash rights with regard to litigation initiated by Hills against certain of Hills' former directors. These deferred contingent cash rights will be divided as follows: 50% noteholders, 25% equity holders, and 25% Ames.

The transaction is contingent, among other things, on each of the following: the tender of at least 60% of the combined common and preferred equity, the tender of at least 66 2/3% of the notes and the consent of at least 66 2/3% of the notes to the modification or elimination of certain covenants. The tender offers are expected to commence on or before November 18, 1998. If any of the Senior Notes remain outstanding subsequent to the completion of the debt tender offer, the majority of the existing covenants of the untendered notes will have been eliminated. The transaction is expected to close prior to the end of December 1998. The closing of the transaction is contingent on regulatory approval and other customary closing conditions.

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"The acquisition of Hills presents an attractive opportunity for Ames, provided that we can complete the transaction at the price and on the terms to which we have agreed," said Joseph R. Ettore, Chief Executive Officer of Ames Department Stores, Inc.

Upon completion of the combination, the number of Ames stores will increase by approximately 50% and create the fourth largest discount retailer in the nation. The combined company will have sales in excess of $4.0 billion. This transaction will strengthen the Ames market position in the Northeast and Mid-Atlantic states and allow the company to expand into new markets in the Midwest.

Chaim Y. Edelstein, Chairman and CEO of Hills, said, "Hills employees have worked very hard over the years. While it is difficult to sell something that our people have strived so diligently to support, our board has determined that the Ames transaction is in the best interest of our securities holders and customers. When the time comes, I know our management and our people will do all they can to ensure a smooth transition."

In connection with the transaction, Ames intends to initiate a $170 million remodeling program for the acquired Hills stores to convert them into Ames stores. The remodeling program will be implemented over nine months with staggered store closings. It is expected that most or all of the Hills management and associates in the acquired stores will be offered new positions with Ames.

"During the past few years, Ames has made a commitment to providing exemplary customer service through our A+ Service program, and to harnessing technologies that improve distribution and point-of-sale efficiency. Also, we've looked to foster hometown values through our 55 Gold Program(R) -- a discount program for customers 55 years and older, our Special Buy Program, and through active involvement in the communities in which we operate," said Mr. Ettore. "We intend to take these initiatives that have been so successful at Ames and implement them in the existing Hills store locations upon conversion."

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Bear Stearns & Co. is serving as financial advisor to Ames on the transaction and will act as dealer manager for the equity and debt tender offers. Warburg Dillon Read is acting as exclusive financial advisor to Hills on the transaction. BankAmerica Business Credit, Inc. is the agent providing the financing for the transaction.

Hills Stores Company is a leading discount retailer operating 155 stores in 12 Northeastern, Mid-Western and Mid-Atlantic states.

With $2.2 billion in annual net sales, Ames Department Stores, Inc. operates 301 stores in 14 Northeastern, Middle Atlantic and Midwestern states and the District of Columbia. Ames is a full-line discount retailer, offering a broad range of merchandise categories including family apparel, housewares, domestics, electronics, ready-to-assemble and patio furniture, jewelry, craft and pet supplies, health and beauty care items, stationery, sporting goods, toys, seasonal products and more.

NOTE: This press release may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although each company believes its plans are based upon reasonable assumptions as of the current date, they can give no assurance that any expectations will be attained. Factors that could cause actual results to differ materially from expectations include: general business and economic conditions, weather, competitive factors, pricing, and fluctuations in consumer demand.

                                    # # #
Contacts:
For Ames Department Stores, Inc:
Rolando de Aguiar                                          Owen Blicksilver
Executive Vice President and Chief Financial Officer       Managing Director
Ames Department Stores, Inc.                               Dewe Rogerson Inc.
(860) 257-5317                                             (212) 419-4283

For Hills Stores Company:
William K Friend                                           Kathleen Obert
Senior Vice President and General Counsel                  Senior Vice President
Hills Stores Company                                       Edward Howard & Co.
(781) 821-1000                                             (216) 781-2400

Editor's Note: A conference call for the Media will be held at Noon Eastern time. To participate, please call ten minutes before the call on 1-913-981-4910. Confirmation #575005.